Sizzle Acquisition Corp.

4201 Georgia Avenue NW

Washington DC 20011

November 2, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Jones

Re:	Sizzle Acquisition Corp.

Registration Statement on Form S-1

Filed March 11, 2021, as amended

File No. 333-254182

Dear Mr. Jones:

On October 29, 2021, Sizzle Acquisition Corp. requested acceleration of the effective date of the above referenced Registration Statement so that it would become effective at 5:00 p.m. ET on November 2, 2021, or as soon as thereafter practicable. We hereby withdraw our request for acceleration of effectiveness.

Very truly yours,

/s/ Steve Salis
Steve Salis
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller